Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Student Transportation Inc.

For the years ended June 30, 2012 and 2011

Student Transportation Inc.

Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated financial statements of Student Transportation Inc., which comprise the consolidated balance sheets as at June 30, 2012 and 2011, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Student Transportation Inc. as at June 30, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in accordance with United States generally accepted accounting principles.

Ernst & Young LLP
Certified Public Accountants
MetroPark, New Jersey September 25, 2012

Student Transportation Inc.

Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at June 30, 2012	As at June 30, 2011
Assets
Current assets:
Cash and cash equivalents	$5,013	$3,712
Accounts receivable, net of allowance for doubtful accounts of $145 and $104 at June 30, 2012 and 2011, respectively	35,481	30,789
Inventory	3,296	2,869
Prepaid expenses	12,660	6,645
Other current assets	4,766	4,572

Total current assets	61,216	48,587

Other assets	16,567	15,948
Property and equipment, net	219,513	163,950
Oil and gas interests, net	7,223	7,021
Foreign currency exchange contracts	—	97
Other intangible assets, net	74,591	68,749
Goodwill	142,690	125,750

Total assets	$521,800	$430,102

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$963	$1,819
Accrued expenses and other current liabilities	37,540	24,435
Current portion of long-term debt	575	35,800

Total current liabilities	39,078	62,054

Long-term debt	215,417	161,624
Asset retirement obligation	516	701
Deferred income tax liability	42,713	36,369
Class B-Series Three common share liability	3,231	2,010
Other liabilities	13,027	10,800

Total liabilities	313,982	273,558

Shareholders’ equity
Paid in Share Capital	404,857	314,369
Accumulated deficit	(191,319)	(149,717)
Accumulated other comprehensive loss	(5,720)	(8,108)

Total shareholders’ equity	207,818	156,544

Total liabilities and shareholders’ equity	$521,800	$430,102

See accompanying notes.

On Behalf of the Board,

Irving R. Gerstein	George Rossi

Student Transportation Inc.

Consolidated Statements of Operations

(000’s of U.S. dollars – except share and per share amounts)

	Year ended	Year ended
	June 30, 2012	June 30, 2011

Revenues	$368,986	$305,285

Costs and expenses:
Cost of operations	271,226	222,593
General and administrative	38,455	31,414
Non-cash stock compensation	3,619	2,548
Acquisition expenses	886	792
Depreciation and depletion expense	37,149	31,932
Amortization expense	3,437	3,351

Total operating expenses	354,772	292,630

Income from operations	14,214	12,655

Interest expense	15,327	14,375
Foreign currency gain	(929)	(4,632)
Unrealized loss on foreign currency exchange contracts	1,779	516
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	3,001	(580)
Non-cash loss on 6.25% Convertible Debentures conversion feature	972	—
Gain on bargain purchase of businesses acquired	(6,925)	—
Other expense, net	827	955

Income before income taxes	162	2,021

Income tax (benefit) expense	(2,092)	502

Net income	$2,254	$1,519

Weighted average number of shares outstanding-basic	66,139,402	57,756,889

Weighted average number of shares outstanding-diluted	84,134,261	73,606,572

Basic and diluted net income per common share	$0.03	$0.03

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Comprehensive Income (Loss)

(000’s of U.S. Dollars)

	Year ended	Year ended
	June 30, 2012	June 30, 2011

Net income:	$2,254	$1,519
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments net of tax	2,388	(2,046)

Other comprehensive income (loss) :	2,388	(2,046)

Comprehensive income (loss)	$4,642	$(527)

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

			Accumulated Other Comprehensive Loss
	Share Capital
	Shares	Amount		Accumulated Deficit	Shareholders’ Equity
Balance at June 30, 2010	55,650,400	$281,483	$(6,062)	$(118,990)	$156,431

Net income	—	—	—	1,519	1,519
Dividends	—	—	—	(32,246)	(32,246)
Common stock issuance	1,151,048	6,791	—	—	6,791
Conversion of debt to common stock	4,985,420	26,095	—	—	26,095
Other comprehensive loss	—	—	(2,046)	—	(2,046)

Balance at June 30, 2011	61,786,868	$314,369	$(8,108)	$(149,717)	$156,544

Net income	—	—	—	2,254	2,254
Dividends	—	—	—	(43,856)	(43,856)
Common stock issuance	13,563,455	87,754	—	—	87,754
Conversion of debt to common stock	656,297	3,349	—	—	3,349
Repurchase of common stock	(96,300)	(615)	—	—	(615)
Other comprehensive income	—	—	2,388	—	2,388

Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818

See accompanying notes.

Student Transportation Inc.

Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Year ended	Year ended
	June 30, 2012	June 30, 2011
Operating activities
Net income	$2,254	$1,519
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	(4,339)	(828)
Unrealized loss on foreign currency exchange contracts	1,779	516
Non-cash loss on 6.25% Convertible Debentures conversion feature	972	—
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	3,001	(580)
Amortization of deferred financing costs	1,722	2,940
Non-cash stock compensation	3,619	2,548
Gain on disposal of fixed assets	(642)	(681)
Gain on bargain purchase of businesses acquired	(6,925)	—
Depreciation and depletion expense	37,149	31,932
Amortization expense	3,437	3,351
Changes in current assets and liabilities:
Accounts receivable	3,577	(3,924)
Prepaid expenses, inventory and other current assets	(7,917)	(2,182)
Accounts payable	(1,025)	429
Accrued expenses and other current liabilities	(1,796)	(2,916)
Changes in other assets and liabilities	44	(53)

Net cash provided by operating activities	34,910	32,071

Investing activities
Business acquisitions, net of cash acquired	(60,934)	(53,256)
Payments on seller debt	(900)	(827)
Purchases of property and equipment	(48,616)	(13,465)
Proceeds on sale of equipment	999	1,878

Net cash used in investing activities	(109,451)	(65,670)

Financing activities
6.25% Convertible Debenture offering	—	60,000
Expenses associated with convertible debenture offering	—	(2,984)
Offering of common shares, net of expenses	79,606	—
Redemption of Class B Series Two and Three common shares	(1,527)	(1,809)
Financing fees	(774)	(1,755)
Repurchase of common stock	(615)	—
Common stock dividends	(28,302)	(25,412)
Borrowings on credit facility	202,508	237,155
Payments on credit facility	(175,247)	(233,653)

Net cash provided by financing activities	75,649	31,542

Effect of exchange rate changes on cash	193	921

Net increase in cash and cash equivalents	1,301	(1,136)
Cash and cash equivalents at beginning of period	3,712	4,848

Cash and cash equivalents at end of period	$5,013	$3,712

Supplemental information:
Cash paid for interest	$13,784	$11,909

Cash paid for income taxes	$1,789	$5,875

See accompanying notes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 12). STI currently holds a 99.0% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

On November 10, 2011, the Company rolled over and extended the maturity of its $35 million of Senior Secured Notes for an additional five year term. The original maturity of the Senior Secured Notes was December 31, 2011 and the Senior Secured Notes carried an initial fixed coupon of 5.941%. The rollover of the Senior Secured Notes now reflects a fixed coupon of 4.246% and a maturity of November 10, 2016 (see Note 8).

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million) (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility (see Note 10).

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility (see Note 10).

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“US GAAP”). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company’s Canadian operations, is the Canadian dollar. The functional currency of the Company’s operations in the United States is the U.S. dollar. The Company’s financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company’s Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders’ equity. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders’ equity. The 6.25% Convertible Debentures of STI, as described in Note 8, are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on remeasurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2012 and June 30, 2011 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivative contracts, certain components of long term debt, Class B Series Two and Series Three common share liability and other long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer’s financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $36.2 million and $30.7 million for the years ended June 30, 2012 and 2011, respectively.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and tradenames are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, Accounting Standards Codification (“ASC”) 350-20, Intangibles-Goodwill and Other, requires a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

Other Identifiable Intangible Assets

When assessing the impairment for tradenames, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of two to five years (see Notes 3 and 6). Amortization of intangible assets amounted to $3.4 million for each of the years ended June 30, 2012 and 2011.

Convertible Debentures

The principal amounts of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, Debt with Conversion and Other Options, if the conversion feature of the debenture is non-beneficial (i.e. “out of the money”) upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

As such, the Company has recorded the full amount of the debentures as a liability. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars.

The 6.25% Convertible Debentures of STI are denominated in U.S. dollars. In accordance with ASC 815, Derivatives and Hedging, as the conversion feature on STI’s 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of STI, a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash loss for the year ended June 30, 2012 of $1.0 million in connection with the change in fair value of the embedded conversion feature during the 2012 fiscal year. The value of the embedded conversion feature represents a liability of $2.0 million and $1.0 million as at June 30, 2012 and 2011, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its credit agreement, Senior Secured Notes and costs related to the three issuances of the convertible debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $6.7 million and $7.6 million as of June 30, 2012 and 2011 respectively. Amortization expense totaled $1.7 million and $2.9 million for the years ended June 30, 2012 and 2011, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company’s expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, Business Combinations. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax expense (see Note 7).

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Revenue Recognition

Revenue from the Company’s school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Revenue from oil and gas interests is derived from the Company’s partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Insurance Reserves

The Company had approximately $15.9 million and $14.4 million in recorded insurance reserves at June 30, 2012 and 2011, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers’ compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company’s claims experience and the Company’s ability to control such claims, in addition to third party premiums/expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers’ compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2012 and fiscal year 2011. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis (see Note 12). The Company recognized $3.6 million and $2.5 million in non-cash stock-based compensation expense based on the estimate fair value on the date of grant of the shares issued, for the years ended June 30, 2012 and 2011, respectively.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, Fair Value Measurements and Disclosure, requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company’s proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, Extractive Industries – Oil and Gas, the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company’s Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

2. Basis of Presentation (continued)

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicles’ usage.

Recent Accounting Pronouncements

ASC 820-10, Fair Value Measurements and Disclosures, was amended in May 2011, to clarify certain disclosures and improve consistency with international reporting standards. This amendment is effective for the Company beginning July 1, 2012. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

ASC 220-10, Comprehensive Income, was amended in June 2011, to require entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate consecutive statements. The amendment does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income under current US GAAP. The Company adopted this guidance beginning July 1, 2011.

ASC 350-20, Intangibles and Goodwill, was amended in September 2011, and gives Companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If an entity determines that is more likely than not that the fair value of the reporting unit exceeds its carrying value, then performing the two-step impairment test is unnecessary. This amendment is effective for the Company beginning July 1, 2012. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

ASC 350-30, Intangibles Other than Goodwill, was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it’s more likely than not that the asset is impaired, a calculation of the assets’ fair value is required. Otherwise, no quantitative calculation is necessary. This amendment is effective for the Company beginning July 1, 2013. The Company does not expect this adoption to have a material effect on our consolidated financial statements.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations

2012 Acquisitions

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation (“NEX”). Earnings from the businesses acquired are included in the Company’s results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million.

Current assets, less current liabilities	$115
Property and equipment	16,366
Intangible assets	1,664
Deferred taxes	(4,617)

Fair value of net assets acquired	$13,528

The purchase price consisted of $6.4 million in cash and $0.2 million in contingent consideration associated with the renewal of four contracts due in 2013. Identifiable intangible assets consist of contract rights of $0.8 million that will be amortized over 20 years and covenants not to compete of $0.9 million that will be amortized over an estimated useful life of one and one-half years.

The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore the Company has recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin. Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million. The allocation of purchase price is preliminary and may change upon the final determination of the tax basis of the assets acquired.

Current assets, less current liabilities	$2,726
Property and equipment	27,333
Intangible assets	7,600
Deferred taxes	(6,711)

Subtotal	30,948
Goodwill	16,052

Total	$47,000

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations (continued)

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $4.8 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of five years and tradenames of $2.7 million with an indefinite life. Approximately $0.5 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. Goodwill related to this acquisition of $2.3 million is deductible for tax purposes.

On October 7, 2011, the Company closed its acquisition of all of the outstanding common stock of School Transportation Services, LLC (the “STS” acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million.

Current assets, less current liabilities	$75
Property and equipment	967
Intangible assets	1,221

Subtotal	2,263
Goodwill	2,237

Total	$4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of five years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.

The Company closed the following additional acquisitions during the twelve months ended June 30, 2012:

•	July 13, 2011 – the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada

•	August 4, 2011 – the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario Canada

•	August 26, 2011 – the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California

•	December 20, 2011 – the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations (continued)

Earnings of the acquired companies are included in the Company’s results of operations from their respective acquisition date. The aggregate purchase price of these acquisitions was $3.8 million.

Current assets, less current liabilities	$(2)
Property and equipment	2,543
Intangible assets	470
Deferred Taxes	(156)

Subtotal	2,855
Goodwill	949

Total	$3,804

The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. Identifiable intangible assets consist of contract rights of $0.5 million that will be amortized over 20 years. The goodwill attributed to these acquisitions includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The amount of revenue and earnings associated with the 2012 acquisitions included in the consolidated statement of operations for the year ended June 30, 2012 are as follows:

	Dairyland	All others	Total
Revenue	$25,128	$6,134	$31,262
Earnings	2,212	6,945	9,157

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2012 acquisitions had occurred as of July 1, 2010. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

	Pro Forma Basis for Fiscal Years Ended June 30, (unaudited)
	2012	2011

Revenue	$396,618	$365,250
Earnings	1,568	2,577
Basic and diluted net income per common share	$0.02	$0.04

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2012 acquisitions been consummated as of July 1, 2010, nor is it indicative of future operating results.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations (continued)

2011 Acquisitions

On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.7 million.

Current assets, less current liabilities	$229
Property and equipment	6,860
Intangible assets	2,100
Deferred taxes	(2,539)

Subtotal	6,650
Goodwill	4,036

Total	$10,686

The purchase price consisted of $10.5 million in cash and $0.2 million in contingent consideration which was contingent upon the renewal of one contract, due in 2012. The contingency was settled in full during the fiscal year. Identifiable intangible assets consist of contract rights of $1.3 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and tradenames of $0.6 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. Earnings of the acquired company are included in the Company’s results of operations from the date of acquisition. The aggregate purchase price of this acquisition was approximately $23.3 million.

Current assets, less current liabilities	$2,489
Property and equipment	15,955
Intangible assets	2,640
Deferred Taxes	(4,838)

Subtotal	16,246
Goodwill	7,031

Total	$23,277

The purchase price consisted of $22.3 million in cash, $0.5 million in the form of promissory notes and $0.5 million in STI common shares. Identifiable intangible assets consist of contract rights of $1.1 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of three years and tradenames of $1.3 million with an indefinite life.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations (continued)

The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.6 million.

Current assets, less current liabilities	$368
Property and equipment	2,554
Intangible assets	325
Deferred taxes	(338)

Subtotal	2,909
Goodwill	698

Total	$3,607

The purchase price consisted of $3.6 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of $0.03 million that will be amortized over an estimated useful life of three years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.6 million.

Current assets, less current liabilities	$(432)
Property and equipment	8,184
Intangible assets	5,892
Deferred taxes	(667)

Subtotal	12,977
Goodwill	6,638

Total	$19,615

The purchase price consisted of $18.5 million in cash and approximately $1.1 million in estimated additional consideration recorded at the acquisition date. The additional consideration was contingent on the renewal of one paratransit contract, due in 2012. The renewal of the paratransit contract required a competitive bid process. If Leuschen secured the renewal of the paratransit contract at certain prices and volumes, the Company would have to pay a contingent amount equal to $1.5 million.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

3. Business Combinations (continued)

The $1.1 million estimate of the additional contingent consideration was recorded as a liability at the acquisition date and represented the $1.5 million contingency, discounted as part of the purchase price allocation based on the probability of securing the renewal of the paratransit contract and the timing of the contingent consideration payment. In March 2012, the competitive bid process was finalized and Leuschen was awarded the renewal of the paratransit contract for a six year term, with two one year renewal options. In connection with the renewal award, the value of the contingent consideration liability was adjusted at March 31, 2012 to reflect the current value of $1.5 million, with the $0.4 million adjustment to the original estimate recorded as a component of other expense, net in the consolidated statements of operations for the year ended June 30, 2012. Identifiable intangible assets consist of contract rights of $4.5 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of three years and tradenames of $1.3 million with an indefinite life. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition is deductible for tax purposes.

The amount of revenue and earnings associated with the 2011 acquisitions included in the consolidated statement of operations for the year ended June 30, 2011 are as follows:

	Leuschen Bros.	Ridge Road	All others	Total
Revenue	$16,010	$9,009	$5,575	$30,594
Earnings	2,067	267	19	2,353

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2011 acquisitions completed in fiscal year 2011 had occurred as of July 1, 2010. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

Pro Forma Basis for Fiscal Year Ended June 30, 2011 (unaudited)

Revenue	$319,862
Earnings	1,537
Basic and diluted net income per common share	$0.03

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2011 acquisitions been consummated as of July 1, 2010, nor is it indicative of future operating results.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

4. Property and Equipment

Property and equipment consist of the following:

June 30, 2012	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years

Land	$4,664	$—	$4,664
Buildings	5,055	(570)	4,485	40
Transportation equipment	334,023	(130,755)	203,268	7 to 11
Leasehold improvements	3,793	(957)	2,836	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	9,186	(4,926)	4,260	3 to 5

	$356,721	$(137,208)	$219,513

June 30, 2011	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years

Land	$2,764	$—	$2,764
Buildings	3,120	(425)	2,695	40
Transportation equipment	260,264	(105,365)	154,899	7 to 11
Leasehold improvements	1,522	(721)	801	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	6,966	(4,175)	2,791	3 to 5

	$274,636	$(110,686)	$163,950

5. Oil and Gas Interests

Oil and gas interests consist of the following:

	2012	2011

Oil and gas interests	$14,467	$13,267
Less accumulated depletion	(7,244)	(6,246)

	$7,223	$7,021

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the “ceiling test”); the Company performed a

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

5. Oil and Gas Interests (continued)

ceiling test calculation at June 30, 2012. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test were $103.52 per barrel for oil and $4.54 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2012
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life (Years)

Contract rights	$66,723	$(16,585)	$50,138	16
Covenants not to compete	15,062	(13,754)	1,308	4
Tradenames	23,145	—	23,145	None (Indefinite Life)

Total	$104,930	$(30,339)	$74,591

	2011
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life (Years)

Contract rights	$61,472	$(13,603)	$47,869	17
Covenants not to compete	14,076	(13,535)	541	1
Tradenames	20,339	—	20,339	None (Indefinite Life)

Total	$95,887	$(27,138)	$68,749

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,
2013	$4,091
2014	3,625
2015	3,240
2016	3,230
2017	3,220

$17,406

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

6. Goodwill and Other Intangible Assets (continued)

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2012 and 2011:

Balance as of June 30, 2010	$103,300

Goodwill additions related to acquisitions	18,371
Foreign currency effects on Goodwill	4,079

Balance as of June 30, 2011	$125,750

Goodwill related to acquisitions	19,392
Foreign currency effects on Goodwill	(2,452)

Balance as of June 30, 2012	$142,690

7. Income Taxes

The components of the (benefit) provision for income taxes are as follows:

	2012	2011

Federal: Canada
Current	$1,177	$845
Deferred	156	(10)

	1,333	835

Provincial: Canada
Current	965	410
Deferred	150	(278)

	1,115	132

United States:
Current	105	75
Deferred	(4,645)	(540)

	(4,540)	(465)

Total (benefit) provision	$(2,092)	$502

The components of income before (benefit) provision for income taxes are as follows:

	2012	2011

Canada	$3,151	$4,738
United States	(2,989)	(2,717)

Total	162	2,021

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

7. Income Taxes (continued)

The difference between the effective rate reflected in the (benefit) provision for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2012 and June 30, 2011 is analyzed below:

	2012	2011
Provision for income taxes at statutory rate	$25	$473
Provincial taxes	333	448
Foreign rate differential	(49)	(91)
Canadian rate difference	400	(350)
Gain on bargain purchase	(2,769)	—
Permanent items	483	115
Other	(515)	(93)

	$(2,092)	$502

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	2012	2011
Deferred tax liabilities
Intangibles	$(27,870)	$(19,667)
Difference in book and tax basis of property and equipment	(53,834)	(48,399)

Total deferred tax liabilities	(81,704)	(68,066)

Deferred tax assets:
Net operating loss carry forward	27,444	24,274
Other	11,580	7,456

Total deferred tax assets	39,024	31,730
Valuation allowance	(33)	(33)

Net deferred tax assets	38,991	31,697

Net deferred tax liabilities	$(42,713)	$(36,369)

It is the Company’s intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company.

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2012	2011
Balance at July 1,	$1,121	$265
Additions for tax position related to current year	643	856

Balance at June 30,	$1,764	$1,121

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $1.8 million. Included in the amount above is approximately $0.1 million of interest and penalties, all of which are included in the current year statement of operations, as a component of the income tax benefit on the consolidated statement of operations.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

7. Income Taxes (continued)

None of the unrecognized tax benefits are expected to reverse in the next year. All tax years starting with June 30, 2009 are currently open in the United States. All tax year starting with June 30, 2005 are currently open in Canada.

At June 30, 2012, the Company has available U.S. net operating loss carry forwards of approximately $63.7 million expiring in the years 2014 through 2030 and Canadian non-capital loss carry forwards of approximately $7.4 million expiring in the years 2018 through 2032.

8. Debt

Indebtedness of the Company includes the following:

	June 30, 2012		June 30, 2011
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$—	$49,995	$—	$23,719
Convertible Debentures	—	130,422	—	137,655
Senior Secured Notes	—	35,000	35,000	—
Promissory notes due to former owners	575	—	800	250

	$575	$215,417	$35,800	$161,624

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Due to Former Owners	Total
Year ending June 30,
2013	$—	$—	$—	$575	$575
2014	—	—	—	—	—
2015	—	71,393	—	—	71,393
2016	49,995	—	—	—	49,995
2017	—	—	35,000	—	35,000
thereafter	—	59,029	—	—	59,029

	$49,995	$130,422	$35,000	$575	$215,992

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

8. Debt (continued)

Third Amended and Restated Credit Agreement and Senior Secured Notes

The Third Amended and Restated Credit Agreement (the “Credit Agreement”) was entered into in February 2011 and has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. At June 30, 2012 the Company had approximately $88.9 million in borrowing availability under the Credit Agreement. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments (the “Accordion Feature”), so long as no default or event of default has occurred and is continuing. Each lender under the Third Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Third Amended and Restated Credit Agreement and have a maturity date of November 10, 2016. Borrowings under the Third Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. The extension was accounted for as a modification of debt, and as such transaction costs related to the modification have been recorded on the balance sheet and are being amortized over the term of the notes.

In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings’ subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the credit agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2012), plus the applicable margin, which ranges from 1.0% to 1.75% depending on STA Holdings’ senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, plus the applicable margin, which ranges from 2.25% to 3.00% depending on STA Holdings’ senior leverage ratio on the pricing date.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

8. Debt (continued)

STA Holdings’ did not have any Libor borrowings outstanding at June 30, 2012. The effective interest rate on the Credit Agreement was 4.9% for the year ended June 30, 2012.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2012.

Convertible Debentures

On June 7, 2011, the Company issued the 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The 6.25% Convertible Debentures of STI are denominated in U.S. dollars and upon maturity the principal amount will be payable in U.S. dollars. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately. The Company recorded the embedded derivative liability as a component of other liabilities on the balance sheet.

The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the “6.25% Convertible Debenture Conversion Price”) which is equivalent to 105.2632 common shares for each $1,000 principal amount of the 6.25% Convertible Debenture.

The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

8. Debt (continued)

On June 21, 2010, the Company issued the 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars, and as such, they are not required to be bifurcated into separate debt and equity components.

Interest on the 7.5% Convertible Debentures is payable semi-annually, in arrears, on October 31 and April 30 of each year and interest on the 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year.

Each of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the “7.5% Convertible Debenture Conversion Price”) which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of the 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the “6.75% Convertible Debenture Conversion Price”) which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.

The 7.5% Convertible Debentures are not redeemable prior to October 31, 2012. The Company will have the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 7.5% Convertible Debenture Conversion Price. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

8. Debt (continued)

Certain holders of the 7.5% Convertible Debentures exercised their conversion rights during the 2012 fiscal year and the 2011 fiscal year and converted Cdn $3.4 million and $25.7 million, respectively, of convertible debentures into 656,297 common shares and 4,985,420 common shares, respectively.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the “Convertible Debentures”. The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures and the 6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company’s obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses.

In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

9. Asset Retirement Obligation

ASC 410-20, Asset Retirement Obligation, establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of $0.1 million for both years ended June 30, 2012 and 2011.

At June 30, 2012, the present value of the Company’s asset retirement obligation was $0.5 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 6.8% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.2 million.

10. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2012 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,313,455 and 1,068,418 common shares during the fiscal years ended June 30, 2012 and 2011, respectively. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the fiscal year, Company issued 656,297 common shares having an approximate value of $3.3 million in connection with conversions of the Company’s 7.5% Convertible Debentures.

On October 20, 2011, the Company received approval from the TSX to make a normal course issuer bid (“NCIB”) in accordance with the requirements of the exchange for a portion of its common shares up to an aggregate purchase price of Cdn $5.0 million as appropriate opportunities arise from time to time in the 12-month period commencing on October 24, 2011 and ending on October 24, 2012. During the fiscal year, the Company purchased and cancelled 96,300 shares having a value of $0.6 million pursuant to the NCIB.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

10. Common Shares (continued)

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to the 2012 Bought Deal for net proceeds of $71.1 million.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for net proceeds of $8.5 million.

As of June 30, 2012, the Company has recognized a liability of $10.4 million for dividends declared and payable in July, August and September 2012. As of June 30, 2011, the Company recognized a liability of $3.1 million for dividends declared and payable in July 2011. The Company recognized Cdn $0.65 and Cdn $0.56 in dividends per share in the 2012 fiscal year and the 2011 fiscal year, respectively. The 2012 fiscal year per share amount reflects dividends payable in August and September 2012.

Common shares issued and outstanding are 75,910,320 and 61,786,868 million at June 30, 2012 and 2011, respectively.

11. Earnings per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Year ended June 30, 2012	Year ended June 30, 2011
Weighted-average shares outstanding-basic	66,139,402	57,756,889
Potential dilutive effect of shares to be issued to settle the debentures	17,994,859	15,849,683

Weighted-average shares outstanding-diluted	84,134,261	73,606,572

The computations for basic and diluted loss per common share are as follows:

	Year ended June 30, 2012	Year ended June 30, 2011
Net income -basic	$2,254	$1,519
Add back: Interest expense on debentures (net of tax)	5,411	4,176

Net income used for diluted earnings per share	7,665	5,695

Basic income per share	$0.03	$0.03

Diluted income per share	$0.03	$0.03

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

12. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations. Shares granted are fully vested on the grant date.

The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(96,719)	—	(96,719)

Shares outstanding at June 30, 2012	327,040	(190,449)	136,591

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

12. Stock Based Compensation (continued)

Pursuant to the liquidity provision of the EIP plan, 96,719 shares were “put” back to the Company during the year ended June 30, 2012 for which the Company paid $1.0 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2012 represents a liability of $1.4 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

	For the year ended June 30, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(196,202)	—	(196,202)

Shares outstanding at June 30, 2011	423,759	(190,449)	233,310

Pursuant to the liquidity provision of the EIP plan, 196,202 shares were “put” back to the Company, during the year ended June 30, 2011 for which the Company paid $1.8 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2011, represents a liability of $2.4 million which is recorded in other current liabilities.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	625,970	(166,850)	459,120
Redemptions	(80,543)	—	(80,543)

Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111

The Company recognized $3.6 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 80,543 shares were “put” back to the Company during the year ended June 30, 2012 for which the Company paid $0.5 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2012 represents a liability of $6.1 million, of which $2.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is record in Class B Series Three common share liability.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

12. Stock Based Compensation (continued)

	For the year ended June 30, 2011
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	485,814	(97,295)	388,519
Redemptions	(9,413)	—	(9,413)

Shares outstanding at June 30, 2011	715,401	(176,867)	538,534

Pursuant to the liquidity provision of the EIP plan, 9,413 shares were “put” back to the Company, during the year ended June 30, 2011, for which the Company paid $0.1 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2011, represents a liability of $3.5 million of which $1.5 million is recorded in other current liabilities.

13. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at June 30, 2012	As at June 30, 2011

Cash	$5,013	$3,712
Foreign currency exchange contracts	—	1,616

	$5,013	$5,328

Accounts receivable	$35,481	$30,789

Accounts payable	$963	$1,819
Other accrued liabilities	33,195	20,545
Class B Series Two and Three share liability	7,487	5,900
Long-term debt (including portion due within one year)	215,992	197,424
Conversion right on 6.25% Convertible Debentures	2,080	1,099
Foreign currency exchange contracts	164	—
Other long term liabilities	10,872	9,701

	$270,753	$236,488

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contract are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

13. Financial Instruments (continued)

Fair value

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2012
	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$—	$(164)	$—	$(164)
Class B Series Two and Three common share liability	—	7,487	—	7,487
Conversion right on 6.25% Convertible Debentures	—	—	2,080	2,080

	$—	$7,323	$2,080	$9,403

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

13. Financial Instruments (continued)

As at June 30, 2011
	Level 1	Level 2	Level 3	Total

Foreign currency exchange contracts	$—	$1,616	$—	$1,616
Class B Series Two and Three common share liability	—	5,900	—	5,900
Conversion right on 6.25% Convertible Debentures	—	—	1,099	1,099

	$—	$7,516	$1,099	$8,615

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to an expense of $1.0 million in the statement of operations for the year ended June 30, 2012.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2012, the Company had $85.0 million in outstanding senior indebtedness (comprised of $50.0 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $130.4 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2012, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.5 million.

The Company had no interest rate swaps in place at or during the fiscal years ended June 30, 2012 and 2011.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts. In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 39% of the anticipated dividends and interest payable in Canadian dollars through June 30, 2013.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

13. Financial Instruments (continued)

STA Holdings has 15 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At June 30, 2012, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

July 2012-June 2013	12	14.5	14.7	1.0139
July 2013-September 2013	3	3.7	3.7	1.0035

	15	18.2	18.4

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations. The Company recorded a non cash loss for the year ended June 30, 2012, of $1.8 million in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized loss on Forward Contracts. The value of the Forward Contracts represents a liability of $0.2 million as at June 30, 2012.

The Company recorded a non-cash loss for the year ended June 30, 2012 of $3.0 million on the re-measurement of its 6.25% Convertible Debentures (see Notes 2 and 8) which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company’s Canadian operations, approximately 26.8% of the Company’s consolidated revenues and expenses are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

13. Financial Instruments (continued)

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.8 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company’s history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2012 and 2011.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2012 and 2011:

2012
	Revenues	Property and Equipment (net)	Goodwill
United States	$300,862	$167,928	$99,105
Canada	63,003	51,585	43,585

Total	$363,865	$219,513	$142,690

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

14. Segment Information (continued)

For the year ended June 30, 2012, the oil and gas segment, which is located in the United States, had revenues of $5.1 million and net oil and gas interests of $7.2 million. There is no goodwill associated with this segment.

2011
	Revenues	Property and Equipment (net)	Goodwill
United States	$240,381	$124,932	$80,065
Canada	58,946	39,018	45,685

Total	$299,327	$163,950	$125,750

For the year ended June 30, 2011, the oil and gas segment, which is located in the United States, had revenues of $6.0 million and net oil and gas interests of $7.0 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	2012	2011
Revenue
Transportation	$363,865	$299,327
Oil and gas	5,121	5,958

	$368,986	$305,285

Operating earnings
Transportation	$12,888	$10,495
Oil and gas	1,326	2,160

	14,214	12,655
Unallocated expenses	14,052	10,634
Provision for taxes	(2,092)	502

Net Income	$2,254	$1,519

Capital Expenditures
Transportation	$47,416	$11,826
Oil and gas	1,200	1,639

	$48,616	$13,465

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

14. Segment Information (continued)

Depreciation, depletion and amortization
Transportation	$39,587	$34,088
Oil and gas	999	1,195

	$40,586	$35,283

Total Assets
Transportation	$513,083	$420,837
Oil and gas	8,717	9,265

	$521,800	$430,102

Total Liabilities
Transportation	$312,106	$271,446
Oil and gas	1,876	2,112

	$313,982	$273,558

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $9.5 million and $8.4 million for the years ended June 30, 2012 and 2011, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $11.7 million and $8.4 million for the years ended June 30, 2012 and 2011, respectively. The terms of these and other leases expire at various times through 2021.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Operating Leases	Vehicle Leases	Total
Year ending June 30,
2013	$9,606	$10,107	$19,713
2014	6,654	9,134	15,788
2015	5,330	8,118	13,448
2016	4,156	6,131	10,287
2017	2,404	3,171	5,575
2018 and thereafter	3,807	—	3,807

Total minimum payments	$31,957	$36,661	$68,618

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

16. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.5 million and $0.3 million in expenses related to the plan for the years ended June 30, 2012 and 2011, respectively.

17. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.9 million and $0.4 million for each of the years ended June 30, 2012 and 2011, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

18. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers’ compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company’s insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company’s operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company’s financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $1.0 million and $1.2 million of letters of credit outstanding at June 30, 2012 and 2011, respectively and $0.6 million and $0.3 million of cash deposits, which are included in other assets on the consolidated balance sheet as at June 30, 2012 and 2011, respectively.

Certain of the Company’s contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $66.6 million. There are no collateral requirements for these surety bonds.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

19. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

At June 30	2012	2011

Prepaid Expenses
Prepaid Insurance	$9,311	$4,727
Other	3,349	1,918

	$12,660	$6,645

Other Current Assets
Fuel Tax Receivable	$2,106	$715
Accrued Revenue	941	623
Currency Contracts	—	1,519
Other	1,719	1,715

	$4,766	$4,572

At June 30	2012	2011

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$6,748	$4,470
Dividends Payable	10,431	3,012
Insurance	5,477	4,894
Wages and benefits	4,857	3,203
Class B Shares	4,256	3,890
Taxes payable	1,770	—
Other	4,001	4,966

	$37,540	$24,435

20. Subsequent Events

On July 2, 2012, STA Holdings granted 127,541 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2012. In addition, on July 2, 2012, 2,500 Class B Series Three common shares were put back to the Company pursuant to the liquidity provision of the EIP plan.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the upcoming 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

20. Subsequent Events (continued)

During July and August 2012, an additional $1.9 million of the Company’s 7.5% Convertible Debentures were converted into 368,931 shares of common stock.

21. Supplemental Oil and Gas Disclosures

In accordance with ASC 932-235-50, Extractive Activities- Oil and Gas-Notes to Financial Statements, the Company is required to provide additional information regarding its Oil and Gas producing activities when those activities are deemed to be significant. According to ASC 932, significance is defined as satisfying one or more of the following criteria: the revenues from oil and gas are 10% or more of total revenues; the operating income (loss) from oil and gas are 10% or more of total income (loss) from operations; the identifiable assets of oil and gas are 10% or more of total assets. In 2011, the Company’s Oil and Gas Activities were deemed to be significant as the operating income from the Company’s Oil and Gas producing activities were more that 10% of the total operating income. These disclosures are only required for each year in which the Oil and Gas activity is deemed significant.

Results of Operations for Oil and Gas Activities

Year Ended June 30,	2011

Revenues	$5,958
Production Expenses	(2,603)
DD&A	(1,195)
Income Tax Expense	(864)

Income from operations	$1,296

Oil and Gas Reserves

Proved reserves are estimated quantities of oil, gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. The reserve volumes presented are estimates only and should not be construed as being exact quantities. All of the Company’s Oil and Gas producing activity is located in the United States.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

21. Supplemental Oil and Gas Disclosures (continued)

Proved Oil reserves (MBbls)

Proved reserves at July 1, 2010	280
Production	(37)
Purchase of reserves	16
Revisions of previous estimates	15

Proved reserves at June 30, 2011	274

Proved Developed Oil Reserves (MBbls)
At June 30, 2011	167

Proved Gas reserves (MMcf)

Proved reserves at July 1, 2010	4,064
Production	(543)
Purchase of reserves	61
Revisions of previous estimates	(20)

Proved reserves at June 30, 2011	3,562

Proved Developed Gas Reserves (MMcfs)
At June 30, 2011	3,562

Standardized Measure of Discounted Future Net Cash Flows

Future cash inflows and future production and development costs were determined by applying average 12 month pricing for 2011. The Company used $74.94 per barrel of oil and $4.63 per MMBtu of natural gas to estimate future cash inflows. The pricing for the future cash inflows was not escalated. Estimated future cash inflows are reduced by estimated future development and production costs, which were not escalated. Estimated future income taxes are computed using current statutory rates. The resulting future net cash flows are reduced to present value amounts by applying a 10% annual discount factor.

The standardized measure of discounted future net cash flows is not intended to present the fair market value of our reserves.

Student Transportation Inc.

Notes to Consolidated Financial Statements

For the years ended June 30, 2012 and 2011

(000’s of U.S. Dollars, unless specified)

21. Supplemental Oil and Gas Disclosures (continued)

Standardized Measure of Discounted Future Net Cash Flows

For the year ended June 30, 2011
Future cash inflows	$37,970
Future production costs	(17,058)
Future development costs	(1,127)
Future income tax expense	(8,374)

Future net cash flows (undiscounted)	11,411
Annual discount of 10%	(4,959)

Standardized measure of future net cash flows	$6,452

Principal sources of Change in the Standardized Measure of Discounted Future Cash Flows

2011
Standardized measure, begin of period	$7,359
Net change in prices and production costs	889
Acquisitions and discoveries	1,501
Sale of oil and gas produced	(5,323)
Revision of previous quantity estimates	1,032
Changes in income tax	760
Change in production, timing and other	234

Standardized measure, end of period	$6,452